EXHIBIT A

Identification and Classification of Members of the Group
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Private Equity Investors III, L.P. ("PEI III"),
Equity-Linked Investors-II ("ELI-II"),
Rohit M. Desai Associates III, LLC ("RMDA III"),
Rohit M. Desai Associates-II ("RMDA II"),
Desai Capital Management Incorporated ("Desai Capital"), Rohit M. Desai, Chairman, President and Chief Investment Officer of Desai Capital.

PEI III and ELI-II are engaged in private equity investing. Each of PEI III and ELI-II may be deemed to beneficially own the shares of Triton PCS Holdings, Inc. stock held by the other. These shares may also be deemed to be beneficially owned by Rohit Desai, who is the managing member of RMDA III, the general partner of PEI III. Mr. Desai is also the general partner of RMDA II, the general partner of ELI-II. Each of PEI III, ELI-II, RMDA III, RMDA II and Mr. Desai disclaim beneficial ownership of all shares of Triton PCS Holdings, Inc. held by any of the others.